# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PropertyGuru Group Limited, CIK 0001873331
CUSIP: G7258M108
Title of class of securities: Ordinary shares, par value of $0.0001 per share
Address of issuer's principal executive offices: Paya Lebar Quarter 1, Paya Lebar Link, #12-01/04, Singapore, Singapore (U0), 408533
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-098902
Filed by CIK 0001211060

## Reporting persons
- PETER THIEL: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BTN Investments 2 LLC: type of reporting person: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PropertyGuru Group Limited
Address of issuer's principal executive offices: Paya Lebar Quarter 1, Paya Lebar Link, #12-01/04 , Singapore , U0, 408533.

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G has been filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

1. BTN Investments 2 LLC
2. Peter Thiel
Address of principal business office or, if none, residence:
The address of BTN Investments 2 LLC is 1209 Orange Street, Wilmington, Delaware 19801.

The address of Peter Thiel is c/o Thiel Capital LLC, 2121 Avenue of the Stars, Suite 3300, Los Angeles, California 90067.
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement dated September 9, 2022 among the reporting persons (incorporated by reference to Exhibit 1 of Schedule 13G (File No. 005-93612) filed September 9, 2022).

## Signatures
- PETER THIEL: /s/ Peter Thiel, Peter Thiel (02/14/2025)
- BTN Investments 2 LLC: /s/ Peter Thiel, By Peter Thiel, Authorized Signatory (02/14/2025)